Exhibit 99.2

ProQR Announces Second Quarter 2025 Operating and Financial Results

●	Submitted CTA for lead program AX-0810, targeting NTCP for cholestatic diseases
●	Advancing AX-2402 program toward clinical candidate selection, targeting MECP2 (R270X) for Rett Syndrome
●	Hosting fall Analyst and Investor Event (virtual), featuring detailed AX-0810 Phase 1 trial design and 2025 data expectations, plus updates across differentiated liver and CNS pipeline
●	€ 119.8 million cash and cash equivalents as of end Q2 – providing runway into mid-2027, not including additional potential milestones from Lilly partnership

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 7, 2025 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer RNA editing technology platform, today reported its financial and operating results for the second quarter ended June 30, 2025, and provided a business update.

“We continued to execute across our pipeline in the second quarter. Notably, we submitted the Clinical Trial Application for AX-0810, our lead RNA editing program targeting NTCP for cholestatic diseases, and expect to share initial data from the trial later this year,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “As AX-0810 advances and we progress additional pipeline programs, including our first CNS program AX-2402 targeting MECP2 for Rett syndrome, we remain committed to delivering value by addressing high unmet need patient populations with innovative RNA editing therapies. We look forward to providing additional updates on our Axiomer pipeline and platform progress at our Analyst and Investor Event this fall.”

Recent Progress

●	In July, the Company presented at the RNA Editing Summit in Boston, highlighting applications of its Axiomer RNA editing platform technology in CNS.
●	In June, ProQR announced it submitted a Clinical Trial Application (CTA) to the European Medicines Agency (EMA) for a first-in-human Phase 1 study of AX-0810, targeting NTCP in healthy volunteers. This milestone marks the first clinical entry for ProQR’s Axiomer RNA editing platform. Pending regulatory clearance, the study is expected to commence at a single site in the Netherlands with initial data anticipated in Q4 2025. The trial will assess safety, tolerability, pharmacokinetics, and target engagement.
●	In May, ProQR showcased its scientific leadership in RNA editing through multiple presentations at the American Society of Gene & Cell Therapy (ASGCT) Annual Meeting and the Oligonucleotide and Peptide Therapeutics Conference (TIDES USA), highlighting advances in its Axiomer RNA editing platform, including novel applications.
●	In April, ProQR announced the appointments of Dennis Hom as Chief Financial Officer and Cristina Lopez Lopez, MD, PhD as Chief Medical Officer. These key leadership appointments support the advancement of the Company’s Axiomer platform technology and pipeline of RNA editing programs as it enters the clinical stage.

Anticipated Upcoming Events

●	ProQR will host a virtual Analyst and Investor Event in the fall to highlight a detailed overview of the AX-0810 Phase 1 trial design, set expectations for initial data in 2025, and provide broader pipeline updates, including for the first CNS program, AX-2402 for Rett syndrome. Additional information, including date and registration details for this event will be shared in a future announcement.
●	Pipeline programs

Program	Target	Indication	Upcoming milestone
AX-0810	NTCP	Cholestatic diseases	Q4 2025 initial Phase 1 data in healthy volunteers
AX-2402	MECP2	Rett Syndrome (R270X)	2025 clinical candidate selection
AX-2911	PNPLA3	MASH	2025 clinical candidate selection
AX-1412	B4GALT1	Cardiovascular disease	2025 update on optimization for GalNAc delivery
●	Continue to execute on partnership with Eli Lilly and Company (Lilly), with potential data updates, milestone income from the existing partnership, and an option to exercise for an additional five targets for expansion to a total of 15 targets, which would result in a $50 million opt-in payment to ProQR.

Financial Highlights

At June 30, 2025, ProQR held cash and cash equivalents of approximately € 119.8 million, compared to € 149.4 million at December 31, 2024.

Net cash used in operating activities during the six-month period ended June 30, 2025 was € 27.2 million, compared to € 21.4 million used for the same period last year. During the first half of 2025, the Company achieved certain milestones in the collaboration agreement with Eli Lilly amounting to $2.0 million (~€ 1.8 million).

Research and development (R&D) costs were € 23.7 million for the six month period ended June 30, 2025 compared to € 16.3 million for the same period last year.

General and administrative costs were € 8.1 million for the six month period ended June 30, 2025 compared to € 6.5 million for the same period in 2024.

Net loss for the six-month period ended June 30, 2025 was € 22.3 million, or € 0.21 per diluted share, compared to € 10.4 million, or € 0.13 per diluted share, for the same period last year. For further financial information for the period ended June 30, 2025, please refer to the Q2 financial report 6-K filing.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as

“continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials, expectations regarding regulatory feedback and the potential registrational pathway for AX-0810 in NTCP for cholestatic diseases, the anticipated timing of initial Phase 1 clinical data for our lead program, AX-0810, in Q4 2025, and clinical updates across multiple programs in 2025, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2025	2024
	€1,000	€1,000
Assets
Property, plant and equipment	13,258	14,113
Investments in financial assets	—	—
Non-current assets	13,258	14,113

Cash and cash equivalents	119,765	149,408
Prepayments and other receivables	3,931	3,747
Other taxes	583	690
Current assets	124,279	153,845
Total assets	137,537	167,958

Equity and liabilities
Equity
Equity attributable to owners of the Company	66,983	88,560
Total equity	66,983	88,560

Liabilities
Borrowings	—	—
Lease liabilities	10,481	11,067
Deferred income	26,985	29,429
Non-current liabilities	37,466	40,496

Borrowings	4,727	4,582
Lease liabilities	1,654	1,567
Derivative financial instruments	290	468
Trade payables	1,283	16
Social securities and other taxes	281	1,478
Deferred income	17,450	21,942
Other current liabilities	7,403	8,849
Current liabilities	33,088	38,902
Total liabilities	70,554	79,398

Total equity and liabilities	137,537	167,958

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,
	2025	2024	2025	2024
	€1,000	€1,000	€1,000	€1,000
Revenue	3,817	6,305	8,336	10,755

Other income	158	156	380	366

Research and development costs	(11,408)	(7,048)	(23,731)	(16,331)
General and administrative costs	(4,816)	(3,013)	(8,050)	(6,465)
Total operating costs	(16,224)	(10,061)	(31,781)	(22,796)

Operating result	(12,249)	(3,600)	(23,065)	(11,675)
Finance income and expense	192	513	647	1,001
Results related to financial liabilities measured at fair value through profit or loss	(104)	195	178	127

Result before corporate income taxes	(12,161)	(2,892)	(22,240)	(10,547)
Income taxes	(18)	200	(18)	197

Result for the period	(12,179)	(2,692)	(22,258)	(10,350)
Other comprehensive income (foreign exchange differences on foreign operation)	(682)	85	(1,053)	276

Total comprehensive income	(12,861)	(2,607)	(23,311)	(10,074)

Result attributable to
Owners of the Company	(12,179)	(2,692)	(22,258)	(10,350)
Non-controlling interests	—	—	—	—
	(12,179)	(2,692)	(22,258)	(10,350)
Total comprehensive income attributable to
Owners of the Company	(12,861)	(2,607)	(23,311)	(10,074)
Non-controlling interests	—	—	—	—
	(12,861)	(2,607)	(23,311)	(10,074)

Share information
Weighted average number of shares outstanding[1]	105,343,897	81,665,565	105,320,495	81,618,038

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.12)	(0.03)	(0.21)	(0.13)
Diluted loss per share[1]	(0.12)	(0.03)	(0.21)	(0.13)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390
Result for the period	—	—	—	—	—	(10,350)	(10,350)
Other comprehensive income	—	—	—	—	276	—	276
Recognition of share-based payments	—	—	—	1,364	—	—	1,364
Treasury shares transferred	(326,455)	—	—	—	—	—	—
Share options lapsed	—	—	—	(359)	—	359	—
Share options exercised / RSUs vested	326,455	—	174	(288)	—	288	174

Balance at June 30, 2024	84,248,384	3,370	413,068	25,876	1,093	(410,553)	32,854

Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(22,258)	(22,258)
Other comprehensive income	—	—	—	—	(1,053)	—	(1,053)
Recognition of share-based payments	—	—	—	1,667	—	—	1,667
Treasury shares transferred	(131,525)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,462)	—	1,462	—
Share options exercised / RSUs vested	131,525	—	67	(181)	—	181	67
							—
Balance at June 30, 2025	107,710,916	4,308	483,879	26,272	297	(447,773)	66,983

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,
	2025	2024	2025	2024
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(12,179)	(2,692)	(22,258)	(10,350)
Adjustments for:
— Other income	(158)	—	(380)	—
— Depreciation	675	711	1,353	1,402
— Share-based compensation	909	628	1,667	1,364
— Financial income and expenses	(139)	(513)	(647)	(1,001)
— Results related to financial liabilities measured at fair value through profit or loss	104	(195)	(178)	(127)
— Income tax expenses	18	(200)	18	(197)

Changes in working capital	(1,178)	(4,614)	(7,900)	(13,838)
Cash used in operations	(11,948)	(6,875)	(28,325)	(22,747)

Corporate income tax (paid)/received	(18)	199	(18)	196
Interest received	617	610	1,405	1,542
Interest paid	(52)	(190)	(261)	(379)

Net cash used in operating activities	(11,401)	(6,256)	(27,199)	(21,388)

Cash flow from investing activities
Increase in financial asset - current	—	—	—	(17,000)
Purchases of property, plant and equipment	(101)	(267)	(325)	(999)

Net cash used in investing activities	(101)	(267)	(325)	(17,999)

Cash flow from financing activities
Proceeds from exercise of share options	—	12	67	174
Repayment of lease liability	(293)	(294)	(860)	(875)

Net cash used in financing activities	(293)	(282)	(793)	(701)

Net decrease in cash and cash equivalents	(11,795)	(6,805)	(28,317)	(40,088)

Currency effect cash and cash equivalents	(854)	62	(1,326)	133
Cash and cash equivalents, at beginning of the period	132,414	85,713	149,408	118,925

Cash and cash equivalents at the end of the period	119,765	78,970	119,765	78,970